NewCap Partners, Inc.
Statement of Financial Condition
December 31, 2019


NEWCAP PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS


Cash and cash in trust account – Note 2	$307,876
Accounts receivable – Note 1	12,500
Prepaid expenses	7,338
Property and equipment - at cost, less accumulated depreciation – Notes 1 and 4	1,967
Operating lease right of use asset – Note 6	89,777
Deposits	3,021
	$422,479


LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES

Payroll taxes payable	84
State franchise tax payable	232
Operating lease right of use liability – Note 6	90,875
	91,191

STOCKHOLDERS' EQUITY

Common stock – no par value	689,491
Authorized 100,000,000 shares	
Outstanding 12,180,773 shares – Note 10	
Retained earnings (deficit)	(358,203)
Total Stockholders' Equity	331,288
	$422,479


See accompanying notes to financial statements

3


NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Financial Statement Presentation

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through February 25, 2020.

Accounts Receivable

The accounts receivable totaled $12,500 at December 31, 2019. The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to earnings when that determination is made.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings.

Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on a cash basis. The provision for income tax relates to California franchise tax of $1,841.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (continued)

As of December 31, 2019 an analysis by the Company revealed no uncertain tax positions that would have a material impact on the financial statements. The tax years 2016 through 2018 remain subject to examination by the IRS and California.

Retirement Plan

The Company adopted a SEP-IRA plan effective January 1, 2014 covering all employees with three years of service. Contributions to the plan are discretionary. The Company contributed $72,220 to the plan for the year ended December 31, 2019.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. This pronouncement was effective for the Company in 2018. Upon adoption, the Company used a modified retrospective approach which resulted in no cumulative effect adjustment to opening retained earnings.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)"("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a Right-of-Use (ROU) lease asset and lease liability on the Statement of Financial Condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements. The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts, for office space and certain office equipment, are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company has elected to separate lease components from non-lease components.

Upon adoption on January 1, 2019, the Company recognized a ROU lease asset of $117,423 which was equal to the discounted value of the future lease payments and a lease liability of the same amount.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2 – Cash in Trust Account

The Company maintains a separate bank account for client funds pursuant to Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company did not have client funds in this account at December 31, 2019. The Company has $1 of its own funds in this account.

Note 3 – Revenue from Contracts with Customers

The Company derives its revenues from two principal investment banking activities: securities placements and merger and acquisition advisory services. The Company typically enters into a contract with its customers which contains a provision for the payment of a consulting fee which is recognized over the period specified in the contract. Additionally, the contract typically includes a "success fee" which is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction). The table below outlines revenue by major source.

Consulting fees and other income	$ 46,521
Success fees	1,070,945
	$1,117,466

Note 4 - Property and Equipment

Furniture and fixtures	$ 33,412
Computer equipment	103,165
Less accumulated depreciation	(134,610)
	$ 1,967

Depreciation amounted to $976 for the year ended December 31, 2019.

Note 5 – Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders may take S Corporation distributions and may advance money to the Company in the form of additional equity.

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 – Commitments and Contingencies

Lease Commitment

The Company is obligated under a long-term lease agreement for its office space through

January 31, 2023 with termination provisions at the beginning of the third and fourth years.

Future minimum lease payments required under the terms of the lease are:

2020	30,308
2021	31,218
2022	32,154
2023 (1 month)	1,533

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses a theoretical borrowing rate of 3% based on the information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. The Company has elected to account for the lease and non-lease components separately and thus exclude the non-lease variable components.

At December 31, 2019 the operating lease ROU asset was $89,777 and the operating lease liability was $90,875.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7 – Bad Debt Expense

The Company's bad debt expense of $72,540 is from one customer and is comprised of an accounts receivable of $241,800 less related accounts payable of $84,630 and accrued payroll of $84,630.

Note 8 – Major Customers

The Company had service revenues representing more than 10% of its total service revenues for the year ended December 31, 2019 from two clients amounting to $1,007,945 and comprising approximately 90.3% of total service revenues.

Note 9 – Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2019, 100% of the Company's accounts receivable was from two customers.

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Note 10 – Stockholders' Equity

In 2019 the Company issued 3,090,644 common shares resulting in 12,180,773 outstanding common shares at December 31, 2019.

Note 11 – Subsequent Events

Subsequent events were examined through February 25, 2020, the date the financial statements were available to be issued.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 12 – Net Capital Requirements (continued)

customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2019 the Company had net capital of $306,462 which was $301,462 in excess of its required net capital of $5,000 The Company's net capital ratio was to .0046 to 1.

Note 13 – Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3.

Therefore, the following schedules are not presented:

1.) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3(k)(2)(i).

2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

NEWCAP PARTNERS, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

NET CAPITAL

Total stockholders' equity		$331,288
Total stockholders' equity qualified for net capital		331,288
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$12,500	
Prepaid expenses	7,338	
Property and equipment	1,967	
Deposits	3,021	
		24,826
Net Capital		306,462

AGGREGATE INDEBTNEDNESS

Items included in statement of financial condition		
Payroll taxes payable		$ 84
State franchise tax payable		232
Operating lease right of use liability	$90,875	
Less operating lease right of use asset	89,777	
		1,098
Total aggregate indebtedness		$ 1,414

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required – Note 12	$ 5,000
Excess net capital	$301,462
Ratio: Aggregate indebtedness to net capital – Note 12	.0046

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17a-5 as of December 31, 2019)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$307,069
Cash	(291)
Payroll taxes payable	(84)
State franchise tax payable	(232)
Net Capital per above	$306,462

See accompanying notes to financial statements



NewCap Partners Inc.
PRIVATE INVESTMENT BANKERS

Annual Compliance and Supervision Certification

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member"). As required by FINRA Rule 3130, the undersigned makes the following certification as of December 31, 2019:

1. The Member has in place processes to:

    (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable FINRA rules, MSRB rules and federal securities laws and regulations;

    (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

    (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with FINRA rules, MSRB rules and federal securities laws and regulations.

2. The undersigned chief executive officer has conducted one or more meetings with the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in FINRA Rule 3130.

3. The Member's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the chief executive officer, chief compliance officer and such other officers as the Member may deem necessary to make this certification, and submitted to the Member's board of directors.

4. The undersigned chief executive officer has consulted with the chief compliance officer and other officers as applicable (referenced in paragraph 2 above) and such other employees, outside consultants, lawyers and accountants to the extent deemed appropriate in order to attest to the statements made in this certification.



By_____

Thomas W. Turney
Chief Executive Officer
February 28, 2020



NewCap Partners Inc.
PRIVATE INVESTMENT BANKERS

Exemption Report

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member").

1. Pursuant to SEC Rule 17a-5, the Member hereby claims an exemption from SEC Rule 15-c3-3 of the Securities and Exchange Act of 1934 based upon the provisions set forth in paragraph (k)(2)(i) of such rule.

2. The undersigned chief executive officer represents that the Member has met the exemption provisions throughout the fiscal year ending December 31, 2019 without exception.



By _____
Thomas W. Turney
Chief Executive Officer
February 25, 2020



Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Report of Independent Registered Public Accounting Firm

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles, Ca 90045

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NewCap Partners, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which NewCap Partners, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3(k): (2)(i), (the "exemptive provisions") and (2) NewCap Partners, Inc. stated that NewCap Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NewCap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NewCap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CORBY AND CORBY
An Accountancy Corporation

Santa Monica, California
February 25, 2020



Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd
Suite 1135
Los Angeles, CA 90045

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by NewCap Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authority or Other Specified Parties, solely to assist you and the other specified parties in evaluating NewCap Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. NewCap Partners, Inc.'s management is responsible for NewCap Partners, Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger Check Register Report), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for listed deductions; analysis of service revenue by the type of service rendered, including revenue from asset sales and advisory fees, noting no differences;

4) Proved arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a small previous difference that resulted in an assessment overpayment which will be applied to the following Form SIPC-6; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parities.



Corby and Corby,
Santa Monica, CA
February 25, 2020

2



Corby and Corby

AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Report of Independent Registered Public Accounting Firm

To the shareholders and
the board of directors of
NewCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NewCap Partners, Inc. (the "Company") (an S Corporation) as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the

1

amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a – 5 under the Securities Act of 1934. In our opinion, the supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



CORBY AND CORBY
An Accountancy Corporation

We have served as the Company's auditor since 1992.

Santa Monica, California
February 25, 2020